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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67910

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/01/21 (MM/DD/YY) AND ENDING 10/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BrightChoice Financial, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2019 Lombardy Ave., Suite 430
(No. and Street)

Nashville	TN	37215
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony Diamos	(404) 536 - 6984	anthony@bluestreamcompliance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

2727 Paces Ferry Rd SE, STE 2-1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

05/05/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dana Holmes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BrightChoice Financial, LLC, as of October 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





Signature: [signature]

Title: CEO, Managing Member

[signature]

Notary Public

AMANDA JONES STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON

exp. May 7, 2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIGHTCHOICE FINANCIAL, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED OCTOBER 31, 2022
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BRIGHTCHOICE FINANCIAL, LLC

CONTENTS

Report of Independent Registered Public Accounting Firm

Statement of Financial Condition

Statement of Operations

Statement of Changes in Member's Equity

Statement of Cash Flows

Notes to Financial Statements

Supplementary Information

        Schedule I: Computation of Net Capital Pursuant to Uniform
                             Net Capital Rule 15c3-1

        Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of
                             the Securities and Exchange Commission as of October 31, 2022

        Schedule III: Information Relating to the Possession or Control Requirements Under 15c3-3 of
                             the Securities and Exchange Commission as of October 31, 2022

Report of Independent Registered Public Accounting Firm on the Company's
        Rule 15c3-3 Exemption Report

BrightChoice Financial, LLC Exemption Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BrightChoice Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BrightChoice Financial, LLC (the "Company") as of October 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

December 28, 2022
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Report of Independent Registered Public Accounting Firm

BRIGHTCHOICE FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2022

ASSETS

Cash	$	24,935
Other		1,956
Total Assets		**26,891**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts Payable and Accrued Expenses		5,000
Total Liabilities		5,000
MEMBER'S EQUITY		21,891
Total liabilities and member's equity	**$**	**26,891**

The accompanying notes are an integral part of this statement.

BRIGHTCHOICE FINANCIAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED OCTOBER 31, 2022

REVENUE		
Interest	$	24
Total revenue		24
EXPENSES		
Compensation and benefits		12,783
Professional services		21,084
Occupancy		6,000
Other		3,462
Total expenses		43,329
NET LOSS	$	(43,305)

The accompanying notes are an integral part of this statement.

BRIGHTCHOICE FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED OCTOBER 31, 2022

BALANCE, October 31, 2021	$	15,414
Contributions		49,782
Net Loss		(43,305)
BALANCE, October 31, 2022	$	**21,891**

The accompanying notes are an integral part of this statement.

BRIGHTCHOICE FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED OCTOBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(43,305)
Adjustments to reconcile net loss to net cash used by		
operating activities:		
Increase in other assets		(373)
Decrease in accounts payable and accrued expenses		(750)
Decrease in due to related party		(6,000)
Decrease in due to member		(5,000)
NET CASH USED BY OPERATING ACTIVITIES		(55,428)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions		49,782
NET CASH PROVIDED BY FINANCING ACTIVITIES		49,782
NET DECREASE IN CASH		(5,646)
CASH, at beginning of year		30,581
CASH, at end of year	$	**24,935**

Supplemental Information:
  Non-cash financing activity

Contribution of expenses forgiven by member	$	**29,783**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

BrightChoice Financial, LLC (the "Company") is a Tennessee Limited Liability Company formed on January 10, 2007. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Security Investors Protection Corporation ("SIPC"). The Company provides investment banking services primarily in private placements and mergers and acquisitions to clients in various industries. The Company is a wholly owned subsidiary of 2nd Generation Capital, LLC. As a limited liability company, the member's liability is limited to their investment.

Cash

The Company maintains its bank accounts in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Revenue Recognition

Revenue from Contracts with Customers (ASC 606) core principle states that an entity must recognize revenue in a manner that depicts the transfer of the promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Included among the requirements of ASC 606 is that the entity must appropriately allocate revenues to the corresponding goods or services and recognize such revenues at the time when the entity has performed under its respective obligations.

The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from contracts with customers includes placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Success fee revenue from such agreements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction).

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

Income Taxes

The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. The effects of the company's operations are passed through to the member for taxation purposes.

The Company follows the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

NOTE 2 - NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1. At October 31, 2022, the Company had a net capital of $19,935, which was $14,935 in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.25 to 1.00.

NOTE 3   -   RELATED PARTY TRANSACTIONS

The Company has a month-to-month lease agreement with its chief executive officer. For the year ended October 31, 2022, the Company expensed $6,000 pursuant to this agreement. The chief executive officer assigned its receivable from the Company for rent owed to the chief executive officer for the current year as well as the prior year in the aggregate amount of $12,000 to the Company's member. This receivable was forgiven by the member and has been recorded as a capital contribution by the Company.

During the year ended October 31, 2022, the Company expensed $12,783 of compensation for individuals of the member who are additionally registered with the Company. This amount was computed based upon the estimated time spent by each individual between the two entities. The member's receivable from the Company for such compensation as well as a prior year receivable from the Company in the amount of $5,000 were forgiven by the member and have been recorded as a capital contribution by the Company.

The Company receives bookkeeping services from a related party at no cost to the Company.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE 4   -   SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE 5   -   CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at October 31, 2022.

NOTE 6   -   NET LOSS

The Company has incurred a loss for the fiscal year 2022. The Company's member has represented that it intends to make capital contributions as needed to ensure the Company's survival through at least one year from the date of the independent auditor's report.

NOTE 6 - NET LOSS (CONTINUED)

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934
As of October 31, 2022

NET CAPITAL

Member's equity	$	21,891
Non-allowable assets:		
Other assets		1,956
Total non-allowable assets		1,956
NET CAPITAL		19,935
Minimum net capital required (6-2/3 % of aggregate indebtedness or $5,000, whichever is greater)		5,000
Excess net capital		14,935
AGGREGATE INDEBTEDNESS:	$	**5,000**

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL: **0.25 to 1.00**

Reconciliation with the Company's Computation of Net Capital included in Part IIA of Form X-17A-5 as of October 31, 2022:

There is no significant difference between the above computation of net capital and the corresponding computation reported in Form X-17A-5 Part IIA, as amended.

BRIGHTCHOICE FINANCIAL, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
OCTOBER 31, 2022

The Company does not claim exemption from SEA Rule 15c3-3, in reliance of Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
OCTOBER 31, 2022

The Company does not claim exemption from SEA Rule 15c3-3, in reliance of Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE COMPANY'S RULE 15c3-3 EXEMPTION REPORT

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BrightChoice Financial, LLC

We have reviewed management's statements included in the accompanying Broker Dealer's Annual Exemption Report in which (1) BrightChoice Financial, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) BrightChoice Financial, LLC stated that BrightChoice Financial, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. BrightChoice Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BrightChoice Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

December 28, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

BRIGHTCHOICE FINANCIAL, LLC'S EXEMPTION REPORT

We, as members of management of BrightChoice Financial, LLC (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended October 31, 2022, without exception.
3. The Company met the identified conditions for such reliance throughout the period November 1, 2021, to October 31, 2022, without exception.

Dana Holmes, CEO
December 22, 2022